

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-mail
William M. Kahane
Chief Executive Officer
AR Capital Acquisition Corp.
405 Park Avenue, 2nd Floor
New York, NY 10022

> **Re: AR Capital Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed August 11, 2014**
> **File No. 333-198014**

Dear Mr. Kahane:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please include a currently dated consent of the independent registered public accounting firm in any future amendments to your Form S-1 registration statement.

Summary, page 1

3. Please supplementally provide us with support for the disclosure in this section regarding the experience and performance of the company's sponsor and management team.

4. As you have highlighted your management's experience in the prospectus summary, please revise to also indicate that your management team is not required to devote any significant amount of time to your business and that they are concurrently involved in other businesses.

5. Please revise to explain what you mean by the term "independent retail advice network" on page 2.

Investment Criteria, page 2

6. We note the disclosure that you seek to acquire companies that "have developed leading positions within their industries," "have hidden intrinsic value that has not been recognized by the marketplace;" and "offer attractive risk-adjusted return on investments . . . ." With a view towards revised disclosure, please tell us whether targeting a business that is both a leader in its industry and has hidden value may substantially limit the field of possible investment possibilities and be difficult to achieve within your 24 month timeframe.

Summary Financial Data, page 21

7. We note that you presented actual balance sheet data as of August 1, 2014 and an "as adjusted" column as Summary Financial Data. Please revise to add footnote disclosure which clearly discloses the nature of the transactions and specific adjustments made to the as adjusted column.

Dilution, page 52

8. We note your disclosure that at August 1, 2014, your net tangible book value was $0, or approximately $0.00 per share of common stock. Please explain to us, and revise to clearly disclose, how you calculated or determined net tangible book value. Please note that we generally believe that tangible book value should exclude deferred offering costs. Please advise or revise accordingly.

Capitalization, page 54

9. Please revise to include an introductory paragraph which discloses details of the transactions included in the "as adjusted" column. Your disclosure should provide details of the sale of units in this offering and private placement warrants, including the amount

of units and warrants to be sold and the price per unit or warrant. You should also include disclosure of the amount of proceeds expected to be received from this offering.

10. We note that you have presented common stock subject to redemption as $285,625,666 in the "as adjusted" column. Please revise to disclose how you calculated or determined that amount.

11. Please revise to clearly disclose how the "as adjusted" paid-in capital amount was calculated or determined.

Proposed Business, page 60

Overview, page 60

12. We note your disclosure that your sponsor and its principals have "formed, sponsored and listed four entities with $29 billion of enterprise value . . . ." Please identify these entities.

Our Management Team, page 63

13. You state here that you estimate your officers will dedicate an average of 15 to 20 hours per week to your affairs. On pages 89-91, you list the business affiliations of your officers. Given the substantial list of affiliations for each of your officers, please tell us what time commitment you expect them to make to their other business responsibilities that will allow them to devote an average of 15 to 20 hours per week to the company's affairs.

Management, page 82

14. Please tell us, with a view towards revised disclosure, if the Chairman of the Board is both a director and executive officer position at the company.

Certain Relationships and Related Party Transactions, page 95

15. We note your disclosure that you "will enter into an agreement to pay an affiliate of [y]our sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services commencing on the date of this prospectus." Please identify this affiliate. Refer to Item 404(a) of Regulation S-K.

Notes to the Financial Statements

Note 4. Related Party Transactions

16. We note your disclosure that on August 1, 2014, the Sponsor purchased 8,625,000 shares of the company's common stock for $25,000, or $0.003 per share and that these shares are identical to the common stock included in the Units being sold in the Proposed Offering. Please revise to disclose the terms and amount of these shares that are subject to forfeiture in connection with the offering.

17. We note from your disclosure on page 49 that you will enter into an agreement to pay an affiliate of your sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services which will commence on the date of this prospectus and terminate upon completion of your initial business combination or liquidation. Please revise that notes to the financial statements to disclose this related party agreement.

18. We note from your disclosure on page 108 and elsewhere in the filing that the holders of the founder shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any shares of common stock issuable upon the exercise of the private placement warrant and warrants that may be issued upon conversion of working capital loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering. Please revise the notes to the financial statements to disclose the nature and terms of these registration rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Joel L. Rubinstein, Esq.
       McDermott Will & Emery LLP